UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL (US) INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN VI (Puerto Rico)

Tyco International Management Company

9 Roszel Road

Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.

Freier Platz 10

Schaffhausen, CH-8200 Switzerland

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

(a)	Financial Statements:

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 4 hereof below in lieu of the requirements of Items 1 to 3.

(b)	Exhibits:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

Tyco International (US) Inc.

Retirement Savings and Investment Plan VI (Puerto Rico)

Financial Statements and Supplemental Schedule

December 31, 2008

With Report of Independent Registered Public

Accounting Firm

Tyco International (US) Inc.

Retirement Savings and Investment Plan VI (Puerto Rico)

*                  Refers to item number Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2008.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

  Tyco International (US) Inc. Retirement

  Savings and Investment Plan VI (Puerto Rico)

Princeton, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico) (“Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois

June 24, 2009

Tyco International (US) Inc.

Retirement Savings and Investment Plan VI (Puerto Rico)

Statements of Net Assets Available for Benefits

At December 31, 2008 and 2007

	December 31,
	2008	2007
Assets
Investments at fair value (Note 5)	$14,916,237	$20,336,304
Employer contributions receivable	21,886	12,167
Participants’ contributions receivable	23,955	12,402
Total receivables	45,841	24,569
Net assets reflecting all investments at fair value	14,962,078	20,360,873
Adjustment from fair value to contract value for fully benefit-responsive contracts	375,485	19,538
Net assets available for benefits	$15,337,563	$20,380,411

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.

Retirement Savings and Investment Plan VI (Puerto Rico)

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Sources of net assets
Plan’s interest in the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust investment income (loss)	$(140,093)
Interest and dividends	344,429
Net depreciation in fair value of investments	(4,515,647)
Total investment income (loss)	(4,311,311)
Employer contributions	1,010,437
Participants’ contributions	1,086,305
Total contributions	2,096,742
Total sources	(2,214,569)
Application of net assets
Benefits paid to participants	2,785,015
Administrative expenses	39,738
Total applications	2,824,753
Net decrease prior to transfer to affiliated and other qualified plans	(5,039,322)
Net transfers to affiliated and other qualified plans (Note 8)	(3,526)
Net decrease in net assets available for benefits	(5,042,848)
Net assets available for benefits:
Beginning of year	20,380,411
End of year	$15,337,563

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.

Retirement Savings and Investment Plan VI (Puerto Rico)

Notes to Financial Statements

December 31, 2008 and 2007

1.  Description of Plan

The Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico) (the “Plan” or “RSIP VI”) is a defined contribution plan sponsored by Tyco International Management Company (“Tyco” or “Plan Sponsor”), and is available to certain salaried and non union hourly employees of Tyco affiliated companies who reside in Puerto Rico. The Plan was adopted February 28, 1998 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Puerto Rico Internal Revenue Code of 1994 (the “PR Code”).  Selected Plan provisions are described below. Participants should refer to the Plan document and summary plan description for more complete information regarding the terms of the Plan.

Effective September 30, 2006, in anticipation of the plan to separate Tyco International Ltd. (“TIL”)  into three separate, unrelated publicly traded companies consisting of Covidien Ltd (“Covidien”), Tyco Electronics Ltd (“Tyco Electronics”), and TIL (the “Separation”) , the Plan was amended to change the Plan Sponsor from Tyco International (US) Inc. to Citrine Management Corp. (“CMC”).  On February 8, 2007, CMC changed its name to Tyco International Management Company and Tyco is currently the Plan Sponsor of the Plan.

Eligibility

Employees must satisfy the following requirements to participate in the Plan (i) be employed by an employer that participates in the Plan, (ii) be at least eighteen years old, and (iii) be a resident of Puerto Rico.

Contributions

Contributions are subject to PR Code limitations. Contributions to the Plan are funded on a per pay-period basis.

Participant contributions - Participants may contribute a percentage of their eligible compensation up to a specified amount.  During 2008, the following contribution limits applied during a Plan year: (i) participants may contribute up to 10% of compensation on a pre-tax basis, not to exceed $8,000, and (ii) participants may contribute up to 16% of compensation on an after-tax basis.  However, participants may not contribute more than 16% of compensation on a combined pre-tax and after-tax basis.

Employer contributions - Certain participant contributions are eligible to receive matching contributions.  Additionally, certain employees are eligible to receive “supplemental” matching contributions based on their years of service with Tyco and its affiliated companies.  The level of matching contributions and supplemental matching contributions varies for each participating employer in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s deferral contributions, employer contributions, and an allocation of earnings or losses, and is charged with participant fees, as applicable. Participants are entitled to the benefit in their respective accounts, to the extent vested.

Vesting

Participants are immediately vested in any contributions they make to the Plan, plus actual earnings thereon. Vesting with respect to any matching contributions, and any associated earnings, is based on a participant’s years of “vesting service.”  Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following completion of three years of vesting service. Any participant who performs an hour of service after January 1, 2002 and is covered under a former employer’s graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer’s graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of vesting service. However, participants from a former employer’s plan that was merged into the Plan could continue to vest in accordance with the former plan’s vesting schedule.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested contributions are forfeited at the time of termination.  Nonvested forfeitures may be used to reduce employer contributions or to pay Plan expenses.  At December 31, 2008 and 2007, forfeited nonvested accounts totaled $117 and $12,183, respectively.

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis.  However, participants were not permitted to direct new contributions and exchanges into the Tyco Electronics Ltd. Stock Fund and the Covidien Ltd. Stock Fund.  Balances remaining in these stock funds as of December 31, 2008, were liquidated and transferred to the plan’s Qualified Default Investment Alternative (QDIA) during January 2009.  The Tyco Electronics Ltd. Stock Fund and the Covidien Ltd. Stock Fund were removed from the Plan as of January 21, 2009.

Participant Loans Receivable

Participants are allowed to borrow from their Plan accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant’s vested account balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured by the participant’s account balance and bear a reasonable interest rate. Loans must be repaid through payroll deductions and upon termination of service all loans must be repaid in full. Interest rates ranged from 4.0% to 9.5% at December 31, 2008 and 2007.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum distribution equal to the participant’s vested interest in his or her account or to have an annuity purchased by the with the vested interest in the participant’s account, in accordance with the terms of the Plan document.

Administrative Expenses

At the present time, some of the expenses of administering the Plan, including the fees of the Plan trustee, consultants and auditor expenses, but excluding certain loan fees, hardship withdrawal fees and Qualified Domestic Relations Order (QDRO) processing fees, are paid by Tyco and its affiliated employers and/or from Plan forfeitures.  The cost associated with certain investment options, such as management fees, brokerage fees and transfer taxes, are deducted from the assets of the investment options and are generally assessed as a percentage of assets invested.  Plan recordkeeping fees are also included as part of these fees.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institutional Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in conformity with U.S. generally accepted accounting principles.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The impact of adoption of this standard as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition

Certain assets of the Plan are in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the “Master Trust”) with other Tyco sponsored defined contribution plans, which consist of the Tyco International (US) Inc. Retirement Savings and Investment Plan III, the Tyco International (US) Inc. Retirement Savings and Investment Plan IV, and the Tyco International (US) Inc. Retirement Savings and Investment Plan V (collectively with RSIP VI, the “RSIPs”).  The Plan’s assets in the Master Trust include the Tyco International Ltd. Stock Fund, Covidien Ltd. Stock Fund, Tyco Electronics Ltd. Stock Fund, Interest Income Fund, Intermediate Term Bond Fund and Mid-Cap Equity Blend Fund.  Banco Popular de Puerto Rico (“BPPR”) serves as trustee for the Plan’s investments in mutual funds, common collective trust funds, and participant loans.

The Plan’s investment in the Master Trust is recorded at estimated fair value based on the fair values of the underlying investments held in the Master Trust.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The Plan records investment income or loss from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of the underlying investments of the Master Trust are determined as follows:

Interest bearing cash is primarily invested in a money market mutual fund.  The fair value is determined by obtaining quoted prices on nationally recognized securities exchange.

Registered investment companies are valued by obtaining quoted prices on nationally recognized securities exchanges.

Common and preferred stocks are valued by obtaining quoted prices on recognized and highly liquid exchanges.

Common collective trusts are valued based on their net asset values, as reported by custodians of the common collective trusts and as supported by actual redemption prices.

Fully benefit-responsive investment contracts are valued based on a discounted cash flow methodology, or by utilizing recent sales of similar contracts with comparable credit risks and liquidity as reported by the investment managers, as of the respective financial statement date.

Wrapper contracts, or synthetic guaranteed investment contracts, generally cover a diversified portfolio of government and corporate bonds, and common and collective trusts. The contract amortizes the realized and unrealized gains from the underlying investments through adjustments to the crediting rate earned by the Participants in the fund. The writer of the contract provides assurances that adjustments to the rate earned by participants do not result in a future rate less than zero. A rate less than zero would result in a partial loss of principal and accumulated earnings.  Fair values of wrapper contracts associated with synthetic contracts are determined through matrix pricing models incorporating inputs for comparable contract size, duration, cash flows, the credit quality of the underlying portfolio and other terms.

U.S. government treasury and agency securities are valued based upon the closing price reported in the active market in which the security is traded.  U.S. government treasury and agency asset backed securities may also utilize models, such as a single cash flow model, that incorporate data on interest rate movements, pass-thru securities markets, bid evaluations, and other pertinent data.  Asset backed securities are priced using the most recent bid prices or potentially the mean of the latest bid and asked prices.

Corporate debt securities are valued based upon the closing price reported in the active market in which the security is traded.  Corporate asset backed securities are valued using matrix pricing through recognized financial models utilized by the investment manager and the custodian that incorporate other observable inputs such as cash flow, security structure, or market information, when there is not available broker/dearer quote.

Other securities consist mostly of credit default swap (CDS) securities, that are valued by third party pricing sources obtained by the custodian which may utilize models that incorporate pertinent data to determine pricing, and non U.S. sovereign debt securities, where the custodian will utilize available broker/dealer quotes.

Participant loans are valued at cost plus accrued interest as of the respective financial statement date.

Fully Benefit-Responsive Investment Contracts

Net assets available for benefits reflects the Plan’s interest in the contract value of the fully benefit-responsive investment contracts held in the Master Trust, because the Plan’s allocable share of the difference between fair value and contract value for these investments is presented as a separate adjustment in the statement of net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan records investment income or loss from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying investments comprising the Master Trust.  The Plan also records in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on the investments, and interest and dividend income for those investments held directly by the Plan outside of the Master Trust.

Benefit Payments

Benefit payments to participants are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassification

Certain amounts included in the prior year financial statements have been reclassified to conform with the current year’s presentation.

3.  Income Tax Status

The Department of Treasury for the Government of Puerto Rico has determined and informed the Plan Sponsor by a letter dated August 25, 1998 that the Plan and related trust are designed in accordance with applicable sections of the PR Code. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the PR Code. Therefore, no provision for income taxes is required.

4.  Risk and Uncertainties

The Plan, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan participants direct the investment of their Plan holdings into various investment options offered under the Plan and solely bear the risk of loss associated with the investment securities in which they are invested pursuant to ERISA section 404(c).

5.  Investments at fair value

The following investments represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2008	2007

Program interest in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust	$7,255,265	$6,301,052
Fidelity Freedom 2020 Fund	—	1,158,494
Fidelity Growth Company Fund	1,429,473	3,019,649
Vanguard Windsor II	1,138,961	2,787,787

During the year ended December 31, 2008, the Plan’s investments held outside of the Master Trust (including investments bought, sold, and held during the year) (depreciated)/appreciated in value as follows:

Year Ended December 31, 2008

Investment Type
Registered investment companies	$(4,001,565)
Common collective trusts	(514,082)

Interest in the Master Trust

As explained in Note 2, certain Plan’s assets are commingled with the assets of several other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company (“Fidelity”), the trustee for the Master Trust, holds the Master Trust’s investment assets, provides administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

The Plan’s relative share of ownership of the total net assets of the Master Trust was less than 1% at December 31, 2008 and 2007. The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust.

The following table presents net assets held in the Master Trust, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the Interest Income Fund held in the Master Trust.

	December 31,
	2008	2007
Assets
Investments at fair value
Interest bearing cash	$69,449,310	$25,248,081
Registered investment companies	747,248,662	1,377,703,564
Common collective trusts	118,595,517	185,926,235
Investment contracts	32,172,809	17,040,228
Wrapper contracts	—	—
Tyco common stock	27,020,758	45,159,645
Other common stock	95,286,820	180,829,056
U.S. government treasury and agency securities	236,406,300	112,075,054
Corporate debt instruments	173,025,320	329,494,561
Other securities	8,375,498	10,659,564
Participant loans	68,620,559	68,456,185
Total investments at fair value	1,576,201,553	2,352,592,173
Other receivables	5,253,430	3,868,665

Other liabilities	(24,073,720)	(29,665,984)
Net assets reflecting all investments at fair value	1,557,381,263	2,326,794,854
Adjustment from fair value to contract value for fully benefit-responsive contracts	31,740,500	1,986,220
Net assets at contract value	$1,589,121,763	$2,328,781,074

Investment income (loss) for the Master Trust is as follows:

Year Ended December 31, 2008
Investment income (loss)
Net depreciation in fair value of investments:
Registered investment companies	$(488,227,865)
Common collective trusts	(59,208,210)
Investment contracts	—
Tyco common stock	(20,812,682)
Other common stock	(60,335,558)
U.S. government agency securities and corporate bonds	(9,144,264)
Total net depreciation	(637,728,579)
Interest and dividends	59,999,984
Total investment income (loss)	$(577,728,595)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2008 Using
	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest bearing cash	$69,449,310	$69,449,310	$—	$—
Registered investment companies	747,248,662	747,248,662	—	—
Common collective trusts	118,595,517	—	118,595,517	—
Investment contracts	32,172,809	—	32,172,809	—
Wrapper contracts	—	—	—	—
Tyco common stock	27,020,758	27,020,758	—	—
Other common stock.	95,286,820	95,286,820	—	—
U.S. government treasury and agency securities	236,406,300	6,299,631	230,106,669	—
Corporate debt instruments	173,025,320	87,496,603	85,528,717	—
Other securities	8,375,498	—	8,375,498	—
Participant Loans	68,620,559	—	—	68,620,559
Total investments at fair value	$1,576,201,553	$1,032,801,784	$474,779,210	$68,620,559

The table below presents a reconciliation of all Master Trust investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2008	$68,456,185
Purchases, sales, issuances and settlements (net)	164,374
Ending balance, December 31, 2008	$68,620,559

The following table sets forth by level, within the fair value hierarchy, the plan’s investments measured at fair value on a recurring basis.  The following table does not include the plan’s interest in the Master Trust.  See the table presented above for information concerning assets of the Master Trust measured at fair value on a recurring basis.

		Fair Value Measurements at December 31, 2008 Using
	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies	$5,676,040	$5,676,040	$—	$—
Common collective trusts	467,887	—	467,887	—
Participant Loans	1,517,045	—	—	1,517,045
	$7,660,972	$5,676,040	$467,887	$1,517,045

The table below presents a reconciliation of all of the plan’s investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2008	$1,887,332
Purchases, sales, issuances and settlements (net)	(370,287)
Ending balance, December 31, 2008	$1,517,045

6.  Interest Income Fund

The Interest Income Fund (“Fund”) is a unitized fund offered exclusively to plans participating in the Master Trust, and is comprised of fully benefit-responsive investment contracts, synthetic investment contracts, government and corporate fixed income securities, and common collective trusts.  Contracts are issued by banks, insurance companies and other financial institutions (“Issuers”).  The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include but are not limited to:

•	Fund’s failure to qualify for exemption under Code Section 501(a) or qualification as a group trust under IRS Revenue Ruling 81-100
•	Establishment of a competing fund or transfers to competing funds with equity wash
•	Adoption of amendments to Fund documents unless agreed to by issuer
•	Partial or complete termination of the Fund or any plan
•	Participant communications designed to induce or influence participants not to invest in Fund or to transfer assets out of the Fund
•	Group termination, group layoff, early retirement program
•	Merger or consolidation of any plan with another plan
•	Changes in laws, regulations or administrative positions that could result in substantial withdrawals from, or transfers out of, the Fund
•	Insolvency or bankruptcy with regard to the Fund or the contract holder

The contracts limit the circumstances under which the Issuers may terminate the contracts. Examples of circumstances which would allow the Issuers to terminate the contracts include but are not limited to:

•	Management of the portfolio is not in accordance with investment management guidelines
•	Contract holder breaches any of its obligations under the wrap agreements (such as the obligation to pay wrap fees)
•	Any representation or warranty made by the contract holder becomes untrue
•	Replacement of investment manager without prior issuer consent
•	Qualified plans cease to meet the requirements of Code Sections 401(a), 401(k) or 457
•	Wrap becomes a prohibited transaction within the meaning of Code Section 406 of ERISA

If one of these events were to occur, the Issuers could terminate the contracts at an amount less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but cannot be less than 0%.  The interest rates are reviewed on a monthly basis for resetting.  The key factors that influence future interest crediting rates could include the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contracts.  The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  The positive adjustment indicates that the contract value is greater than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.

	2008	2007
Average contract yield in the aggregate for all contracts:
Based on annualized earnings(1)	6.30%	5.26%
Based on interest rate credited to participants(2)	3.69%	5.10%

(1)	Computed by dividing the annualized one-day actual earnings on the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

7.  Party-In-Interest Transactions

The Plan invests in a unitized stock fund, the Tyco International Ltd. Stock Fund (“Stock Fund”), which is comprised of a short-term investment fund component and common shares of TIL, the parent of the Plan Sponsor. The unit values of the Stock Fund are recorded and maintained by Fidelity Management Trust Company, the Trustee of the Master Trust and Plan. Plan participants may direct up to 25% of their employee and employer contributions to the Stock Fund. In addition, participants may exchange a portion of their account balance into the Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Stock Fund to exceed 25%. During the year ended December 31, 2008, the Plan purchased units in the Stock Fund of approximately $97,000, sold units in the Stock Fund of approximately $40,000, and had net depreciation in the fair value of investments of approximately $70,000. The total value of the Plan’s investment in the Stock Fund was approximately $97,000 and $111,800 at December 31, 2008 and 2007, respectively.

Certain of the Plan’s assets are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Expenses paid to FMR Co. and/or its affiliates by the Plan during the year ended December 31, 2008 were approximately $3,381. These transactions and investments, as well as participant loans, qualify as party in interest transactions as defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others.

8.  Net Transfers to Affiliated and Other Qualified Plans

During the year ended December 31, 2008, assets transferred (to)/from affiliated and other qualified plans were as follows:

Plan Name	Date Transferred	Assets Transferred
Net transfers to other RSIPs	1/28/2008	(3,526)

9.  Litigation Contingency

TIL and certain of its current and former employees, officers and directors have been named as defendants in eight class actions brought under ERISA. Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire. The consolidated complaint purports to bring claims on behalf of the Company’s Retirement Savings and Investment Plans and the participants therein and alleges that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following: related-party transactions and executive compensation; the Company’s mergers and acquisitions and the accounting therefore, as well as allegedly undisclosed acquisitions; and misstatements of financial results.  The complaint also asserts that the defendants breached their fiduciary duties by allowing the plans to invest in the Company’s shares when it was not a prudent investment.  The complaints seek recovery of alleged losses arising from alleged breaches of fiduciary duties.  On August 15, 2006, the Court entered an order certifying a class “consisting of all participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002.”  On May 14, 2009, TIL entered into a Memorandum of Understanding with plaintiffs’ counsel in connection with the settlement of these claims.  Under the terms of the Memorandum of Understanding, the plaintiffs agreed to release all claims against TIL and its former employees, officers and certain directors in consideration for the payment of $70.2 million from TIL to the certified class, which consists of participants in TIL’s pre-separation Retirement Savings and Investment Plans for those individual accounts the Plans purchased and/or held shares of the Tyco Stock Fund during the period stated above.  The settlement amount will be allocated among such participants (including participants in retirement plans now sponsored by Covidien and Tyco Electronics) net of attorneys’ fees and costs.  The settlement does not include defendants L. Dennis Kozlowski and Mark H. Swartz and is subject to approval by the Court.

On May 14, 2007, TIL entered into a Memorandum of Understanding with plaintiffs’ counsel in connection with the settlement of 32 purported securities class action lawsuits. Under the terms of the Memorandum of Understanding, the plaintiffs agreed to release all claims against TIL, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion from TIL to the certified class and assignment to the class of any net recovery of any claims possessed by TIL and the other settling defendants against TIL’s former auditor, PricewaterhouseCoopers. PricewaterhouseCoopers was not a settling defendant and was not a party to the memorandum. However, PricewaterhouseCoopers subsequently agreed to participate in the settlement as a settling defendant, and in consideration of a release of all claims against it by the parties to the Memorandum of Understanding, agreed to make a payment of $225 million. The settlement became final in February 2008.  Class members participating in the settlement share in the settlement amount net of costs and attorneys’ fees.

The Master Trust for the RSIPs, as record owner of TIL shares held in the TIL Stock Fund which were purchased or sold during the relevant class period (June 4, 2001-April 30, 2002), was notified of the proposed settlement and of its right as a plaintiff class member (i) to decide not to participate in the settlement, (ii) to file objections to the settlement, and (iii) to file a proof of claim seeking a share of the settlement amount. The Tyco Administrative Committee appointed U. S. Trust Company (“U. S. Trust”) to act as independent fiduciary on behalf of the RSIPs and the Master Trust in connection with the proposed settlement. U.S. Trust has filed proofs of claim on behalf of the RSIPs and the Master Trust seeking a share of the settlement amount, based on an analysis of transactions in the Master Trust involving TIL stock during the class period. On February 2009, the claims administrator for the settlement class has determined that the portion of the settlement fund allocable to all RSIPs was $6,387,835, and that the portion allocable to the TIL-sponsored RSIPs was $2,460,730.  Any such payment received by the RSIPs and the Master Trust will be allocated, net of administrative fees, among current and former RSIP participants on whose behalf TIL shares were purchased or sold during the class period.

No amount has been recorded in the financial statements of the Plan as of December 31, 2008 to reflect the potential gain from the settlement of the above legal matters as the allocation among the TIL-sponsored RSIPs is not reasonably estimable.  TIL has paid all of the legal fees to defend these actions against TIL, as well as a portion of the fees attributable to the services provided by U.S. Trust as the appointed independent fiduciary for the Plan and the other RSIPs and the Master Trust.  The remainder of the fees for services rendered by U.S. Trust has been paid out of Plan assets from the forfeiture account.

10.  Subsequent Events (Unaudited)

As of January 1, 2009, the name of the RSIP has been changed from Tyco International (US) Inc. Retirement Savings and Investment Plan VI to Tyco International Retirement Savings and Investment Plan VI.  Effective 1/14/2009 the plan was amended to define the Qualified Default Investment Alternative (QDIA) to be the Lifecycle Investment Option, currently the Fidelity Freedom Funds.  Effective 4/24/2009 the Columbia Acorn USA Fund and the Riversource Trust Small Cap Value Fund II were removed as investment options in the RSIPs.  Balances remaining in these funds were liquidated and transferred to the Vanguard Small Cap Index Fund, which was added as a new investment option in the Plan on 4/27/2009.  Effective 1/1/2009 the combination of the Salary Deferral Contribution and After-Tax Contribution was increased from 16% to 35%.

PLAN SPONSOR:  TYCO INTERNATIONAL MANAGEMENTCOMPANY

PLAN NUMBER: 036

EIN: 20-5073412

Tyco International (US) Inc.

Retirement Savings and Investment Plan VI (Puerto Rico)

Schedule H, Line 4(a)—Schedule of Delinquent Participation Contributions

Year Ended December 31, 2008

Participant contributions of the current plan year not deposited into the Plan within the time period described in 29 CFR 2510.3-102	$15,844
Plus: Delinquent deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	—
Total Delinquent Participant Contributions (line 4a of Schedule H)	15,844
Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—
Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$15,844

PLAN SPONSOR:  TYCO INTERNATIONAL MANAGEMENT COMPANY

PLAN NUMBER:  036

EIN:  20-5073412

Tyco International (US) Inc.

Retirement Savings and Investment Plan VI (Puerto Rico)

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Columbia Funds	Columbia Acorn USA Z		$476,860
*	Fidelity Investments	Fidelity Freedom Income Fund		77,543
*	Fidelity Investments	Fidelity Freedom 2000 Fund		138,664
*	Fidelity Investments	Fidelity Freedom 2010 Fund		498,657
*	Fidelity Investments	Fidelity Freedom 2020 Fund		741,491
*	Fidelity Investments	Fidelity Freedom 2030 Fund		300,090
*	Fidelity Investments	Fidelity Freedom 2040 Fund		69,258
*	Fidelity Investments	Fidelity Growth Company Fund		1,429,473
	Ameriprise Trust Company	RST Small Cap Val II		69,069
*	Fidelity Investments	SPTN US Eq Ind Advan		375,641
*	Fidelity Investments	Fidelity Balanced Fund		367,110
	Allianz Funds	Allianz CCM Capital ApprecFund Adm Cl		62,290
	AllianceBernstein Trust Company	All/Bern International Style		398,818
	Vanguard Funds	Vanguard Windsor II		1,138,961
*	Participant Loans	Interest rates ranging from 4.00% to 9.50%		1,517,045

*	Denotes a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) INC.
RETIREMENT SAVINGS AND INVESTMENT
PLAN VI

Date: June 24, 2009	/s/ JOHN G. NAWRATH
John G. Nawrath
Chairperson, Administrative Committee